Exhibit 99.1

Gamida Cell Announces Appointment of David Fox to Its Board of Directors

Boston, Mass. – July 7, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases, today announced that David Fox has been appointed to Gamida Cell’s board of directors as an independent member. Mr. Fox brings significant leadership, company-building and business development experience to Gamida Cell’s board of directors as the company advances its clinical development candidates: omidubicel, an advanced cell therapy in Phase 3 clinical development as a potentially life-saving treatment option for patients in need of bone marrow transplant, and GDA-201, an investigational, natural killer (NK) cell-based cancer immunotherapy in Phase 1 development in patients with non-Hodgkin lymphoma (NHL).

“We are pleased to welcome David to our Board of Directors,” stated Julian Adams, Ph.D., chief executive officer at Gamida Cell. “David has expertise fostering culture at growing, global organizations and executing strategic partnerships. His insights will be invaluable as we work to maximize the potential of our clinical programs and bring potentially curative cell therapies to patients.”

“I’m excited to join Gamida Cell’s board of directors,” said Mr. Fox. “Gamida Cell is at an exciting point in its trajectory. Recent Phase 3 data has demonstrated that omidubicel has the potential to provide a new standard of care in bone marrow transplant, and GDA-201 has demonstrated compelling clinical activity in patients with lymphoma. I look forward to working with Gamida Cell to achieve its goals as the company enters its next phase of growth.”

Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee. Mr. Fox is a director of Israel Discount Bank of New York, a member of the board of directors at the Park Avenue Armory, and a member of the advisory board of New Alternatives for Children. In addition, Mr. Fox is on the board of governors and an honorary fellow of the Hebrew University, Jerusalem.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. For additional information, please visit https://www.gamida-cell.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to progress of the clinical trials of Gamida Cell’s product candidates, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and variability, and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Gamida Cell’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on February 26, 2020, its Report on Form 6-K filed with the SEC on May 18, 2020 and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Contacts:

Jaren Irene Madden

jaren@gamida-cell.com

1-617-286-6264

Matthew Corcoran (media)

mcorcoran@tenbridgecommunications.com

1-617-866-7350